UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 26, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This report on Form 6-K contains Vodafone Group Plc’s (‘Vodafone’) interim management statement for the quarter ended 30 June 2012.

Use of non-GAAP financial information

In presenting and discussing our reported operating results and cash flows, certain information is derived from amounts calculated in accordance with International Financial Reporting Standards (‘IFRS’), but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Cash flow measures

In presenting and discussing our reported results, free cash flow is calculated and presented even though this measure is not recognised within IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:

•

free cash flow allows us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow does not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary such as cash flows relating to acquisitions and disposals or financing activities. In addition, it does not necessarily reflect the amounts which we have an obligation to incur. However, it does reflect the cash available for such discretionary activities, to strengthen the consolidated statement of financial position or to provide returns to shareholders in the form of dividends or share purchases;

•	free cash flow facilitates comparability of results with other companies although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

•	this measure is used by management for planning, reporting and incentive purposes; and

•	this measure is useful in connection with discussion with the investment analyst community and debt rating agencies.

A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to free cash flow is provided below:

	Quarter ended 30 June
	2012	2011
	£m	£m
Cash generated by operations	2,834	3,189

Cash capital expenditure, net of disposals[1]	(1,539)	(1,709)
Taxation	(429)	(364)
Dividends received from associates and investments	539	430
Other	(462)	(291)

Free cash flow	943	1,255

Note:

1	Cash paid for the purchase of property, plant and equipment and intangible assets other than licence and spectrum payments, during the period.

Organic growth

All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis in terms of merger and acquisition activity, the impact of changes in intergroup roaming charges from 1 October 2011 and foreign exchange rates. We believe that “organic growth”, which is not intended to be a substitute for or superior to reported growth, provides useful and necessary information to investors and other interested parties for the following reasons:

•	it provides additional information on underlying growth of the business without the effect of certain factors unrelated to the operating performance of the business;

•	it is used for internal performance analysis; and

•

it facilitates comparability of underlying growth with other companies, although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies.

Reconciliations of organic growth to reported growth can be found below and on pages 7, 9  and 11.

					% change
			Other	Foreign
		Organic	activity [1]	exchange	Reported

Group
Revenue	Q1	1.0	(0.7)	(8.0)	(7.7)
Service revenue	Q1	0.6	(0.8)	(7.9)	(8.1)
Service revenue excluding the impact of MTR’s	Q1	2.3	(0.9)	(8.0)	(6.6)
Data revenue	Q1	17.1	(0.7)	(8.8)	7.6
Fixed revenue	Q1	3.4	–	(7.4)	(4.0)
Enterprise revenue	Q1	0.1	4.8	(7.3)	(2.4)
Enterprise revenue	Q4	2.9	5.0	(2.2)	5.7
Fixed enterprise revenue growth	Q1	11.3	–	(8.6)	2.7
Vodafone Global Enterprise revenue	Q1	8	1	1	10

Europe
Service revenue	Q4	(0.2)	–	(2.4)	(2.6)
Enterprise revenue	Q1	(0.8)	–	(6.9)	(7.7)
Mobile internet revenue	Q1	47.2	–	(10.2)	37.0
Germany data revenue	Q1	19.6	–	(9.7)	9.9
Germany enterprise revenue	Q1	7.8	–	(8.8)	(1.0)
Italy service revenue	Q4	(4.1)	(0.2)	(2.1)	(6.4)
Italy data revenue	Q1	11.4	–	(9.0)	2.4
Italy enterprise revenue	Q1	(2.0)	–	(8.0)	(10.0)
Spain service revenue	Q4	(9.5)	(0.2)	(2.0)	(11.7)
Spain data revenue	Q1	24.9	–	(10.5)	14.4
Spain fixed line revenue	Q1	10.0	–	(8.8)	1.2
UK service revenue	Q4	1.1	(0.5)	–	0.6
UK data revenue	Q1	4.0	–	–	4.0
Netherlands service revenue	Q1	(1.5)	(0.4)	(8.1)	(10.0)
Netherlands service revenue	Q4	2.6	(0.4)	(2.2)	–
Turkey service revenue growth	Q1	18.7	(3.3)	(12.2)	3.2
Turkey service revenue growth	Q4	21.0	(1.8)	(12.5)	6.7
Turkey data revenue	Q1	69.2	–	(17.2)	52.0

Africa, Middle East and Asia Pacific
Service revenue	Q1	6.1	(0.1)	(10.0)	(4.0)
Service revenue	Q4	7.6	–	(4.4)	3.2
Change		(1.5)	(0.1)	(5.6)	(7.2)
Enterprise revenue	Q1	7.7	60.1	(9.1)	58.7
India service revenue	Q1	16.2	(0.1)	(17.1)	(1.0)
India service revenue	Q4	21.1	(0.1)	(10.1)	10.9
Change		(4.9)	–	(7.0)	(11.9)
India data revenue	Q1	12.4	–	(17.0)	(4.6)
South Africa service revenue	Q1	1.8	–	(14.1)	(12.3)
Vodacom’s operations outside of South Africa[2]	Q1	39.3	–	2.9	42.2
Vodacom data revenue	Q1	15.7	–	(15.7)	–
South Africa data revenue	Q1	10.1	–	(15.5)	(5.4)
Australia service revenue	Q1	(15.2)	–	(1.7)	(16.9)
Egypt service revenue	Q1	4.7	–	1.6	6.3
Ghana service revenue	Q1	24.5	–	(22.4)	2.1
Qatar service revenue	Q1	20.3	–	4.7	25.0

Non-Controlled Interests
Verizon Wireless service revenue	Q1	8.2	–	3.4	11.6

Notes:

1             ‘Other activity’ includes the impact of M&A activity and the revision to intra-group roaming charges from 1 October 2011 (see page 13).

2             Excluding Gateway and Vodacom Business Africa.

•                  Group service revenue increased 0.6%*; excluding mobile termination rate (‘MTR’) cuts growth was 2.3%*

•                  Continued strong service revenue growth in emerging markets: Vodacom 5.7%*, India 16.2%* and Turkey 18.7%*

•                  Mixed trends in Europe: service revenue growth strong in Germany at 4.2%*; UK -0.8%* due to increased competition and a weaker economy; conditions in Italy (-7.7%*) and Spain (-10.0%*) remain challenging

•                  Verizon Wireless (‘VZW’) service revenue grew 8.2%* driven by data

•                  Group data revenue grew 17.1%* reflecting an increase in Europe smartphone penetration to 28.7%

•                  £0.9 billion of free cash flow after capital investment of £1.1 billion

•                  Good progress in strengthening our business: proposed acquisitions of Cable & Wireless Worldwide and TelstraClear; network sharing agreements in five markets

•                  Net debt reduced to £22.7 billion after receipt of final SoftBank proceeds (£1.5 billion) and £0.8 billion of share buybacks (£6.8 billion share buyback programmes almost complete)

•                  Full year outlook confirmed

	Quarter ended	Change year-on-year
	30 June 2012	Reported	Organic
	£m	%	%
Group revenue	10,767	(7.7)	1.0

Group service revenue	9,975	(8.1)	0.6
Europe	6,943	(8.7)	(1.6)

Africa, Middle East and Asia Pacific (‘AMAP’)	3,033	(4.0)	6.1
Capital expenditure	1,116	(7.5)

Free cash flow	943	(24.9)

Vittorio Colao, Chief Executive, commented

“Despite the difficult market conditions, particularly in southern Europe, we continue to make progress in the key areas of data, enterprise and emerging markets, while maintaining tight control of our cost base. We remain focused on driving through significant improvements to our customers’ experience through our ongoing investment in our networks, stores and IT platforms.”

OPERATING REVIEW

Group overview

Reported Group revenue was £10.8 billion. On an organic basis Group service revenue increased by 0.6%*. Excluding the impact of MTR cuts, Group service revenue increased by 2.3%*. On a regional basis we continue to benefit from a relatively stable macroeconomic environment in northern Europe, but macroeconomic and competitive pressures in southern Europe have intensified further. In emerging markets we have delivered strong growth and our US associate, VZW, continues to perform very well.

Europe service revenue declined by -1.6%*, compared to a decline of -0.2%* in the previous quarter, as a result of the benefit of the additional leap year day in the prior quarter, along with increased macroeconomic and competitive pressures in southern Europe.

Germany delivered 4.2%* service revenue growth driven by data, enterprise and wholesale revenue against a positive macroeconomic background. In the UK service revenue fell by -0.8%* compared to growth of 1.1%* in the previous quarter due to increased competitive activity and a weaker economy. In the Netherlands, a temporary network outage led to a service revenue decline of -1.5%* compared to growth of 2.6%* in the previous quarter. In Turkey service revenue grew by 18.7%*, compared to 21.0%* in the previous quarter, as continued expansion of the postpaid customer base and take-up of data and enterprise services, was partly offset by increased competitive pressures.

In Italy the rate of service revenue decline was -7.7%* (Q4 FY12: -4.1%*) with enterprise revenue -2.0%*. In Spain, where we reduced handset subsidies for new customers aimed at both reducing costs and increasing our focus on customer retention, service revenue fell by -10.0%* (Q4 FY12: -9.5%*).

In AMAP service revenue grew by 6.1%*, 1.5* percentage points lower than the previous quarter which had benefited from the additional leap year day. In India service revenue was up 16.2%*, a slowdown from the previous quarter (Q4 FY12: 21.1%*) as a result of regulatory impacts on data and messaging, as well as a lower rate of growth at Indus Towers. Vodacom continued to deliver good service revenue growth of 5.7%* due to further expansion of the customer base in the international businesses. The South African business experienced weaker revenue growth of 1.8%* reflecting increasing competition on mobile voice and data pricing. Service revenue of our Australian joint venture fell -15.2%* due to a number of factors including ongoing weakness in brand perception. We do not expect to see a significant recovery in our Australian joint venture for at least 12 months.

Data revenue grew by 17.1%* to £1.6 billion, and now accounts for 16.0% of Group service revenue. European smartphone penetration is now 28.7%, up 8.6 percentage points year-on-year, and continues to drive growth in European mobile internet revenue of 47.2%*. Among European consumer contract customers smartphone penetration is now 49.8%, an increase of 13.8 percentage points year-on-year. In addition, integrated voice, SMS and data plans now represent 50% of consumer contract revenue in our major European markets, up from 32% a year ago. In emerging markets1, we delivered data revenue growth of 12.4%* in India, 15.7%* at Vodacom and 69.2%* in Turkey.

Enterprise revenue increased by 0.1%* (Q4 FY12: +2.9%*) comprising a decline of -0.8%* in Europe and growth of 7.7%* in AMAP. The difficult economic and unemployment situation in southern Europe, in particular, is limiting customer growth and leading to price and usage pressure on core mobile voice services. However, our Vodafone Global Enterprise business which serves our multinational customers, continued its strong momentum with a 12.6% increase in connections driving 8%* growth in service revenue. Vodafone One Net, our converged fixed and mobile proposition, targeted at small-to-medium-sized businesses, now has 2.2 million users, an increase of 40% year-on-year, and is driving fixed enterprise revenue growth of 11.3%*.

Fixed revenue grew by 3.4%* to represent 8.7% of Group service revenue. The Group now has 6.3 million fixed broadband customers.

VZW continues to perform strongly. Organic service revenue grew by 8.2%* this quarter led by continued growth in data revenue and rising data ARPU driven by increased smartphone penetration (now 49.7% of the retail postpaid base). VZW continued the deployment of its 4G long-term evolution (‘LTE’) network, which is now available to nearly three quarters of the population in the United States. Net debt at 30 June 2012 was US$2.4 billion (31 March 2012: US$6.4 billion).

Capital expenditure of £1.1 billion was £0.1 billion lower year-on-year. Our investment focus remains on network quality in terms of coverage, reliability and speed.

Free cash flow of £0.9 billion2 was £0.3 billion lower year-on-year, due to the timing of dividend payments to the minority shareholders of Vodacom and Vodafone Egypt, and the end of dividends from SFR following the disposal of our stake last

OPERATING REVIEW

year. £0.8 billion was spent on the ongoing £6.8 billion share buyback programmes, taking the total spent to £6.5 billion. At 30 June 2012 the programmes were 95% complete.

Net debt at 30 June 2012 of £22.7 billion benefited from the receipt during the quarter of the remaining consideration of ¥200 billion (£1.5 billion) from the sale of our SoftBank Mobile Corp. interest.

During the quarter we undertook a number of steps to enhance our business further and to improve our customer proposition. We announced a more comprehensive network sharing agreement with Telefónica in the UK to improve network coverage and lower the cost of network deployment. In addition, we initiated or extended network sharing agreements in Spain, Ireland, the Netherlands and Australia. We also announced that our Europe business region would be split into two new operating units, Northern and Central Europe and Southern Europe.

During the quarter the proposed purchase of Cable & Wireless Worldwide plc (‘CWW’) received shareholder and European Commission approval and is expected to be completed on 27 July 2012. The cash consideration for the acquisition of CWW is approximately £1,048 million. We also announced an agreement to acquire TelstraClear Limited (‘TelstraClear’), New Zealand’s second largest fixed operator, for a cash consideration of NZ$840 million (£430 million).

Summary and outlook

Trading in the first quarter was consistent with management’s expectations underlying the outlook statement for the 2013 financial year. The Group therefore confirms its outlook for the 2013 financial year.

Notes:

All growth rates reflect a comparison to the quarter ended 30 June 2011 unless otherwise stated.

*                    All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. At the start of Q3 FY12 the Group revised its intra-group roaming charges. Whilst neutral to Group revenue and profitability, since Q3 FY12 these changes have had, and will continue to have, an impact on reported service revenue by country and region. Whilst prior period reported revenue has not been restated, to ensure comparability in organic growth rates, country and regional revenue in the 2012 financial year have been recalculated based on the new pricing structure to form the basis for our organic calculations.

1                  Emerging markets comprise India, Vodacom, Egypt, Turkey, Ghana, Qatar and Fiji.

2                  Before a £100 million payment for a tax case settlement.

OPERATING REVIEW

Europe

Revenue decreased by -8.2% including a 7.1 percentage point impact from unfavourable foreign exchange rate movements. On an organic basis service revenue declined by -1.6%* primarily due to the impact of MTR cuts, competitive pricing pressures and continued macroeconomic weakness, partially offset by growth in data revenue. Service revenue growth decreased compared to the prior quarter due partly to the benefit of the additional leap year day in the previous quarter. Growth in Germany and Turkey was offset by declines in most other markets, in particular, Italy, Spain, Greece and Portugal.

Revenue						Change
	Quarter ended 30 June			Other	Foreign
	2012	2011	Reported	activity [1]	exchange	Organic
	£m	£m	%	%	%	%

Germany	1,829	1,917	(4.6)	0.3	8.5	4.2
Italy	1,182	1,398	(15.5)	0.2	7.6	(7.7)
Spain	935	1,137	(17.8)	0.4	7.4	(10.0)
UK	1,198	1,215	(1.4)	0.6	–	(0.8)
Other Europe	1,839	2,008	(8.4)	0.6	9.4	1.6
Eliminations	(40)	(68)

Service revenue	6,943	7,607	(8.7)	0.1	7.0	(1.6)

Revenue	7,427	8,087	(8.2)	(0.2)	7.1	(1.3)

Note:

1             ‘Other activity’ includes the impact of M&A activity and the revision to intra-group roaming charges from 1 October 2011 (see page 13).

Germany

Service revenue increased by 4.2%* with strong growth in data, enterprise and wholesale revenue more than offsetting the competitive pressures in the market, particularly in consumer prepaid. Data revenue grew by 19.6%* driven by higher smartphone penetration and an increase in smartphones sold with a data bundle. Significant customer wins and positive ARPU development contributed to enterprise revenue growth of 7.8%*. Wholesale revenue grew significantly driven by customer acquisitions supported by the launch of services by a new partner during the quarter. In reaction to continued competitive pressure in consumer prepaid, new tariffs were introduced in April 2012.

The roll out of LTE has continued and we now have 193,000 customers using the service in both rural and urban areas. Approximately 2,900 base stations had been upgraded to LTE at 30 June 2012, providing around 35% household coverage.

Italy

Service revenue declined by -7.7%* as a result of intense competition and customers reducing or optimising their spend on tariffs due to the weak macroeconomic environment. Data revenue grew by 11.4%* resulting from higher smartphone penetration and integrated tariffs which were refreshed in June 2012. Enterprise revenue declined due to the impact of the macroeconomic environment, although Vodafone One Net continues to perform well. Fixed line revenue growth was impacted by intense competition.

Spain

Service revenue declined by -10.0%* impacted by intense competition, continued macroeconomic weakness and high unemployment, which have dented consumer confidence and driven customers to reduce or optimise their spend on tariffs. Data revenue grew strongly by 24.9%*, benefiting from increased smartphone penetration and integrated tariffs. Fixed line revenue grew by 10.0%* primarily due to customer base growth. During the quarter we reduced handset subsidies for new customers aimed at both reducing costs and increasing our focus on customer retention.

OPERATING REVIEW

UK

Service revenue decreased by -0.8%* driven by macroeconomic weakness and competitive pressures partially offset by an increase in data and the success of integrated tariffs. Macroeconomic pressures continue to impact consumer confidence adversely and in turn reduce out-of-bundle usage. In addition there has been significant competitive pressure during the quarter resulting from competitors introducing a number of new unlimited tariffs. Data revenue grew by 4.0%* due to high smartphone penetration and growth in smartphones sold with a data bundle. Consumer contract churn improved as a result of our churn management programme.

Other Europe

Service revenue increased by 1.6%* as growth in Albania, Malta and Turkey more than offset declines in the rest of the region, particularly in Greece and Portugal which continued to be impacted by the challenging macroeconomic environment and competitive factors. Service revenue in Turkey increased by 18.7%* resulting from strong growth in data revenue driven by mobile internet and higher smartphone penetration, an increase in enterprise revenue, as well as benefiting from the success of commercial initiatives. In the Netherlands, service revenue declined by 1.5%* due to the impact of a network outage in April 2012 following a fire in Rotterdam, which reduced service revenue growth by an estimated 3 percentage points. Excluding this impact, service revenue grew year-on-year led by the continued growth of our customer base and strong roaming performance, partially offset by MTR cuts, price competition and customers optimising tariffs.

OPERATING REVIEW

Africa, Middle East and Asia Pacific

Revenue declined by -3.8% including a 10.0 percentage point adverse impact from foreign exchange rate movements, particularly the Indian rupee and the South African rand. On an organic basis service revenue grew by 6.1%* driven by customer and data revenue growth, partially offset by the impact of MTR reductions and competitive pressures. Service revenue growth decreased compared to the prior quarter partly due to the benefit of the additional leap year day in the previous quarter. Growth was led by strong performances in India, Vodacom, Egypt, Ghana and Qatar, offset by service revenue declines in Australia and New Zealand.

Revenue			Change
	Quarter ended 30 June			Other	Foreign
	2012	2011	Reported	activity [1]	exchange	Organic
	£m	£m	%	%	%	%
India	1,029	1,039	(1.0)	0.1	17.1	16.2
Vodacom	1,145	1,223	(6.4)	-	12.1	5.7
Other Africa, Middle East and Asia Pacific	859	897	(4.2)	0.1	0.7	(3.4)

Service revenue	3,033	3,159	(4.0)	0.1	10.0	6.1

Revenue	3,299	3,431	(3.8)	0.1	10.0	6.3

India

Service revenue grew by 16.2%* driven by an 8.6% increase in the closing customer base, strong growth in incoming and outgoing mobile voice minutes and 1.6%* growth in the effective outgoing rate per minute. Growth this quarter was 4.9* percentage points lower than Q4 FY12, which had benefited from higher year-on-year customer growth. Q1 saw the introduction of regulatory changes which impacted on the way integrated tariffs can be offered to customers. There was also a lower rate of growth at Indus Towers following a slow down in tenancies from new entrants and a change in the pricing structure for some existing customers. Data revenue grew by 12.4%* driven by the increase in data customers and higher penetration of data enabled handsets, as well as successful promotions. At 30 June 2012 active data customers totalled approximately 31 million2 including around 1.7 million 3G data customers.

Vodacom

Service revenue grew by 5.7%* driven by growth in operations outside South Africa. In South Africa, service revenue increased by 1.8%* primarily due to net prepaid customer additions and growth in data revenue. Data revenue in South Africa grew by 10.1%*, with higher smartphone penetration and data bundles offsetting significant pricing pressure.

Vodacom’s mobile operations outside South Africa delivered strong service revenue growth of 39.3%*3, driven by customer net additions and more competitive price plans. M-Pesa continues to perform well in Tanzania with approximately 3.6 million active users.

Other Africa, Middle East and Asia Pacific

Organic service revenue decreased by -3.4%* with both New Zealand and Australia being impacted by MTR cuts effective from 6 May 2011 and 1 January 2012, respectively. In Australia service revenue declined by -15.2%* as a result of the competitive market, MTR cuts and the continued weakness in brand perception despite improved network performance. In Egypt service revenue increased by 4.7%*, despite the challenging macroeconomic and political environment, mainly driven by strong data revenue growth. In Qatar the introduction of promotional campaigns, a revised data pricing strategy and growth in the customer base delivered service revenue growth of 20.3%*, despite a competitive pricing environment. Service revenue in Ghana grew by 24.5%* due to sustained strong growth in the customer base.

Notes:

1                  ‘Other activity’ includes the impact of M&A activity and the revision to intra-group roaming charges from 1 October 2011 (see page 13).

2                  During the quarter the definition of data customers was further refined, resulting in a lower number of data customers compared to those published in previous periods.

3                  Excludes Gateway and Vodacom Business Africa.

OPERATING REVIEW

Non-Controlled Interests

Verizon Wireless

In the United States VZW reported 1.2 million net mobile retail customer additions during the quarter, bringing the closing mobile retail customer base to 94.2 million, up 4.9% year-on-year. Service revenue growth of 8.2%* was primarily due to continued growth in data revenue driven by increased smartphone penetration.

Other transactions and developments

Indian tax

Further to the disclosures in note 29 to the Group’s annual report for the year ended 31 March 2012, the Indian Finance Bill, 2012 received Presidential assent and became law on 29 May 2012.

Cable & Wireless

On 23 April 2012 the Group announced its intention to acquire Cable & Wireless Worldwide plc, the UK-based telecoms company. The proposed acquisition of CWW was approved by CWW shareholders on 18 June 2012 and by the European Commission on 3 July 2012. Completion of the transaction is expected on 27 July 2012. The cash consideration for the acquisition of CWW is approximately £1,048 million.

Vodacom Gateway Carrier Services

On 31 May 2012 Vodacom entered into an agreement to sell certain investments, supplier agreements and assets of Gateway Carrier Services, which forms part of Vodacom Business Africa Group (Pty) Limited, to PCCW Global Ltd. for cash consideration of US$26.4 million (£16.5 million) on a cash-free-debt-free basis. The agreement will only become effective following the fulfilment of certain closing conditions set out in the agreement.

Telefónica UK and Vodafone UK network collaboration and other network sharing agreements

On 7 June 2012 Telefónica UK and Vodafone UK announced a more comprehensive network sharing agreement to improve network coverage and lower the cost of network deployment. The intention is to pool basic parts of their network infrastructure to create one national grid running each operator’s independent spectrum and competing services. In addition, recently the Group initiated or extended network sharing agreements with other operators in Spain, Ireland, the Netherlands and Australia.

Group structure

On 28 June 2012 the Group announced the establishment of two new operating regions: Northern and Central Europe and Southern Europe. The Northern and Central Europe region comprises Germany, the UK, the Czech Republic, Hungary, Ireland, the Netherlands, Romania and Turkey. The Southern Europe region comprises Italy, Spain, Albania, Greece, Malta and Portugal. The new structure will be implemented from 1 August 2012.

TelstraClear Limited

On 12 July 2012 the Group announced that Vodafone New Zealand had entered into an agreement to acquire TelstraClear Limited, the New Zealand business of Telstra Corporation, for a cash consideration of NZ$840 million (£430 million). TelstraClear Limited is the second largest fixed operator in New Zealand with extensive fixed network assets and capabilities. Subject to the receipt of certain regulatory approvals, completion of the transaction is expected in the fourth calendar quarter of 2012.

ADDITIONAL INFORMATION

Service revenue – quarter ended 30 June

	Group(1)		Europe		Africa, Middle East and Asia Pacific
	2012	2011	2012	2011	2012	2011
	£m	£m	£m	£m	£m	£m

Voice revenue	5,801	6,692	3,658	4,346	2,144	2,271
Messaging revenue	1,200	1,313	994	1,072	205	225
Data revenue	1,596	1,483	1,211	1,098	385	377
Fixed line revenue	863	899	754	794	108	105
Other service revenue	515	471	326	297	191	181
Service revenue	9,975	10,858	6,943	7,607	3,033	3,159

	% change
	Group				Europe				Africa, Middle East and Asia Pacific
		Other	Foreign			Other	Foreign			Other	Foreign
	Reported	activity [2]	exchange	Organic	Reported	activity [2]	exchange	Organic	Reported	activity [2]	exchange	Organic

Voice revenue	(13.3)	1.0	7.9	(4.4)	(15.8)	–	6.7	(9.1)	(5.6)	–	10.5	4.9
Messaging revenue	(8.6)	1.1	6.3	(1.2)	(7.3)	–	6.1	(1.2)	(8.9)	–	7.5	(1.4)
Data revenue	7.6	0.7	8.8	17.1	10.3	–	8.0	18.3	2.1	–	11.0	13.1
Fixed line revenue	(4.0)	–	7.4	3.4	(5.0)	–	8.4	3.4	2.9	–	0.4	3.3
Other service revenue	9.3	0.5	9.0	18.8	9.8	0.6	6.6	17.0	5.5	0.7	12.1	18.3
Service revenue	(8.1)	0.8	7.9	0.6	(8.7)	0.1	7.0	(1.6)	(4.0)	0.1	10.0	6.1

	Germany		Italy		Spain		UK		India		Vodacom
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Voice revenue	712	818	649	815	581	779	562	590	809	813	781	863
Messaging revenue	211	214	183	221	52	79	318	301	38	44	66	72
Data revenue	399	363	172	168	167	146	222	213	83	87	176	176
Fixed line revenue	430	464	142	160	82	81	12	10	4	3	55	55
Other service revenue	77	58	36	34	53	52	84	101	95	92	67	57
Service revenue	1,829	1,917	1,182	1,398	935	1,137	1,198	1,215	1,029	1,039	1,145	1,223

Notes:

1       The sum of the regional amounts may not be equal to Group totals due to Non-Controlled Interests and Common Functions, and intercompany eliminations.

2       ‘Other activity’ includes the impact of M&A activity and the revision to intra-group roaming charges from 1 October 2011 (see page 13).

ADDITIONAL INFORMATION

Mobile customers – quarter ended 30 June 20121

(in thousands)
Country	1 April 2012	Net additions	Other movements	30 June 2012	Prepaid[2]

Europe
Germany	36,461	(655)	-	35,806	56.3%
Italy	23,002	(228)	-	22,774	82.5%
Spain	17,742	(639)	-	17,103	38.7%
UK	19,167	(100)	-	19,067	45.0%
	96,372	(1,622)	-	94,750	58.8%

Other Europe
Albania	1,805	34	-	1,839	94.1%
Czech Republic	3,299	22	-	3,321	44.5%
Greece	4,206	89	-	4,295	63.1%
Hungary	2,657	(29)	-	2,628	50.1%
Ireland	2,218	(17)	-	2,201	65.8%
Malta	295	29	-	324	84.6%
Netherlands	5,284	17	-	5,301	35.4%
Portugal	6,166	(27)	-	6,139	81.8%
Romania	7,939	(141)	-	7,798	57.0%
Turkey	18,247	105	-	18,352	66.0%
	52,116	82	-	52,198	62.1%
Europe	148,488	(1,540)	-	146,948	59.9%

Africa, Middle East and Asia Pacific
India	150,465	3,243	-	153,708	95.0%
Vodacom3 4	57,302	3,837	(4,507)	56,632	89.7%
	207,767	7,080	(4,507)	210,340	93.6%

Other Africa, Middle East and Asia Pacific
Australia	3,298	(47)	-	3,251	37.6%
Egypt	37,055	443	-	37,498	95.2%
Fiji	310	3	-	313	94.9%
Ghana	4,525	284	-	4,809	99.6%
New Zealand	2,411	(41)	-	2,370	66.5%
Qatar	837	41	-	878	97.7%
	48,436	683	-	49,119	87.3%
Africa, Middle East and Asia Pacific	256,203	7,763	(4,507)	259,459	92.3%

Group	404,691	6,223	(4,507)	406,407	80.4%

Group’s share of Verizon Wireless[5]	41,845	524	-	42,369	5.6%
Vodafone Group plus the Group’s share of Verizon Wireless	446,536	6,747	(4,507)	448,776	66.6%

Notes:

1    Group customers represent subsidiaries on a 100% basis and joint ventures (being Italy, Australia and Fiji) based on the Group’s equity interests.

2    Prepaid percentages are calculated on a venture basis. At 30 June 2012 there were 511.0 million venture customers.

3    Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

4    Other movements relate to a change in disconnection policy from seven months to 90 days in the operations outside of South Africa.

5    Includes Verizon Wireless’ retail customers only, based on the Group’s equity interest.

OTHER INFORMATION

Notes

1.   Vodafone, Vodacom, the Vodafone logo, One Net and M-Pesa are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

2.   All growth rates reflect a comparison to the quarter ended 30 June 2011 unless otherwise stated.

3.   References to the “previous quarter”, “prior quarter” or “Q4 FY12” are to the quarter ended 31 March 2012 unless otherwise stated. References to “the quarter”, the “first quarter”, “this quarter” or “Q1” are to the quarter ended 30 June 2012 unless otherwise stated. References to “Q3 FY12” are to the quarter ended 31 December 2011 unless otherwise stated. References to “last year”, the “2012 financial year” or “FY12” and references to the “2013 financial year” are to the years ended 31 March 2012 and 31 March 2013, respectively.

4.   All amounts marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. At the start of Q3 FY12 the Group revised its intra-group roaming charges. Whilst neutral to Group revenue and profitability, since Q3 FY12 these changes have had, and will continue to have, an impact on reported service revenue by country and region. Whilst prior period reported revenue has not been restated, to ensure comparability in organic growth rates, country and regional revenue in the 2012 financial year have been recalculated based on the new pricing structure to form the basis for our organic calculations.

5.   Reported growth is based on amounts in pounds sterling as determined under IFRS.

6.  Vodacom refers to the Group’s interest in Vodacom Group Limited in South Africa and its subsidiaries, including its operations in the Democratic Republic of Congo, Lesotho, Mozambique and Tanzania. It also includes its Gateway services and business network solutions subsidiaries.

7.   Quarterly historical information including service revenue, customers, churn, voice usage and ARPU is provided in a spreadsheet available at www.vodafone.com/investor.

Forward-looking statements

This interim management statement contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 which are subject to risks and uncertainties because they relate to future events. In particular, such forward-looking statements include, but are not limited to, statements with respect to: the anticipated impact of foreign exchange rate movements and political and macroeconomic instability on the Group’s results for the 2013 financial year; the Group’s expectations and outlook regarding its financial and operating performance for the 2013 financial year, including, among other things, revenue, adjusted operating profit, free cash flow, EBITDA margins and working capital; the impact of MTR and SMS termination rate cuts and other regulatory changes; the development of products and services, including the 3G network in India, the LTE network, One Net, stores and IT platforms, as well as increased smartphone penetration, integrated tariffs, and the growth of mobile data and enterprise; the expected positive impact from reduced handset subsidies for new customers in Spain; the expected successful completion of the proposed acquisitions of CWW and TelstraClear and the associated synergies and benefits contemplated by these transactions; statements and expectations in relation to existing and proposed network sharing initiatives and the anticipated benefits associated therewith; and expectations regarding market trends, including price trends and consumer confidence. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: Vodafone’s ability to realise anticipated cost savings; the impact of legal, regulatory or other proceedings; continued growth in the market for mobile services, especially data; the anticipated time required for the Group’s Australian joint venture’s brand perception recovery; and general macroeconomic and competitive pressures.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading “Principal risk factors and uncertainties” in the Group’s annual report for the year ended 31 March 2012. The annual report can be found on the Group’s website (www.vodafone.com). All subsequent written or oral forward-looking statements attributable to the Group or any member or subsidiary of the Group or any persons acting on its or their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this interim management statement will be realised. Except as otherwise stated herein and as may be required to comply with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990 230	Telephone: +44 1635 664 444
Copyright © Vodafone Group 2012

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 26, 2012

By: /s/ R MARTIN
Name: Rosemary Martin
Title: Group General Counsel and Company Secretary